UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park
Stockton-On-Tees, TS22 5FD, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GENERAL

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC and its subsidiaries, (2) all references to "Huntsman" refer to Huntsman Corporation and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment and former water treatment businesses of Venator, and (5) we refer to the internal reorganization prior to our initial public offering ("IPO"), the separation transactions initiated to separate the Venator business from Huntsman’s other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the financing arrangements and debt, comprising the senior secured term loan facility (the "Term Loan Facility"), the asset-backed revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities") and the 5.75% senior unsecured notes due 2025 (the "Senior Unsecured Notes"), including the use of the net proceeds of the Senior Credit Facilities and the Senior Unsecured Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation," which occurred on August 8, 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other projected financial measures; management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, construction cost estimates, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, spin-offs or other distributions, strategic opportunities, securities offerings, share repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; legal proceedings, environmental, health and safety ("EHS") matters, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include:

•the impacts and duration of the global outbreak of the Coronavirus Disease 2019 ("COVID-19") pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners' results of operations, financial condition and liquidity;
•volatile global economic conditions;
•cyclical and volatile demand for TiO2 products;
•our ability to successfully defend legal claims against us, or to pursue legal claims against third parties;
•highly competitive industries and the need to innovate and develop new products;
•industry production capacity and operating rates;
•high levels of indebtedness;
•our ability to maintain sufficient cash flow to fund our operations and capital expenditures, and service our debt;
•our ability to obtain future capital on favorable terms;
•planned and unplanned production shutdowns, turnarounds, outages and other disruptions at our facilities or our suppliers' manufacturing facilities;

•impacts of climate change and increasing climate change regulations;
•any changes to the prices at which we purchase raw materials and energy, any interruptions in supply of raw materials and energy, or any changes in regulations impacting raw materials and our supply chain;
•increased manufacturing, labeling and waste disposal regulations associated with some of our products, including the classification of TiO2 as a carcinogen in the European Union ("EU") or any increased regulatory scrutiny;
•our ability to successfully grow and transform our business including by way of acquisitions, divestitures and restructuring activities;
•fluctuations in currency exchange rates, interest rates and tax rates;
•our ability to adequately protect our information technology systems, some of which are critical to our business;
•our ability to realize financial and operational benefits from our business improvement plans and initiatives;
•changes to laws, regulations or the interpretation thereof;
•differences in views with our joint venture participants;
•EHS laws and regulations;
•economic conditions and regulatory changes following the exit of the United Kingdom (the "U.K.") from the EU (often referred to as "Brexit");
•seasonal sales patterns in our product markets;
•our ability to comply with expanding data privacy regulations;
•our ability to maintain effective internal controls over financial reporting and disclosure;
•our indemnification of Huntsman;
•financial difficulties and related problems experienced by our customers, vendors, suppliers and other business partners;
•conflicts, military actions, terrorist attacks, public health crises, cyber-attacks and general instability;
•failure to enforce our intellectual property rights; and
•our ability to effectively manage our labor force.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks set forth in "Part I. Item 3D. Risk Factors."

PART I – FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In millions, except par value)	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents(a)	$46	$156
Accounts receivable (net of allowance for doubtful accounts of $4 and $4, respectively)(a)	456	363
Accounts receivable from affiliates	33	8
Inventories(a)	473	478
Prepaid expenses	27	23
Other current assets	62	61
Total current assets	1,097	1,089
Property, plant and equipment, net(a)	816	848
Operating lease right-of-use assets, net(a)	29	30
Intangible assets, net(a)	6	11
Investment in unconsolidated affiliates	107	101
Deferred income taxes	79	77
Other noncurrent assets	206	208
Total assets	$2,340	$2,364
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$380	$360
Accounts payable to affiliates	21	17
Accrued liabilities(a)	106	125
Current operating lease liability	6	6
Current portion of debt(a)	5	5
Total current liabilities	518	513
Long-term debt	949	949
Operating lease liability	26	28
Other noncurrent liabilities	280	285
Noncurrent payable to affiliates	21	21
Total liabilities	1,794	1,796
Commitments and contingencies (Notes 11 and 12)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 107 issued and outstanding, each	—	—
Additional paid-in capital	1,338	1,337
Accumulated deficit	(463)	(460)
Accumulated other comprehensive loss	(334)	(314)
Total Venator Materials PLC shareholders' equity	541	563
Noncontrolling interest in subsidiaries	5	5
Total equity	546	568
Total liabilities and equity	$2,340	$2,364

(a) At March 31, 2022 and December 31, 2021, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $4 each of cash and cash equivalents; $7 each of accounts receivable, net; $2 each of inventories; $3 each of property, plant and equipment, net; $5 each of intangible assets, net; $3 each of accounts payable; $1 and $3 of accrued liabilities. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended March 31,
(Dollars in millions, except per share amounts)	2022	2021
Trade sales, services and fees, net	$659	$553
Cost of goods sold	596	500
Operating expenses:
Selling, general and administrative	39	39
Restructuring, impairment, and plant closing and transition costs	11	14
Other operating expense (income), net	3	5
Total operating expenses	53	58
Operating income (loss)	10	(5)
Interest expense	(18)	(18)
Interest income	3	3
Other income, net	3	5
Loss before income taxes	(2)	(15)
Income tax expense	—	(5)
Net loss	(2)	(20)
Net income attributable to noncontrolling interests	(1)	(1)
Net loss attributable to Venator	$(3)	$(21)

Per Share Data:
Loss attributable to Venator Materials PLC ordinary shareholders, basic	$(0.03)	$(0.20)
Loss attributable to Venator Materials PLC ordinary shareholders, diluted	$(0.03)	$(0.20)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended March 31,
(Dollars in millions)	2022	2021
Net loss	$(2)	$(20)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(23)	(17)
Pension and other postretirement benefits adjustments	1	4
Hedging instruments	—	6
Adjustments to equity method investments	2	—
Total other comprehensive (loss) income, net of tax	(20)	(7)
Comprehensive loss	(22)	(27)
Comprehensive income attributable to noncontrolling interest	(1)	(1)
Comprehensive loss attributable to Venator	$(23)	$(28)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2022	107	$—	$1,337	$(460)	$(314)	$5	$568
Net loss	—	—	—	(3)	—	1	(2)
Other comprehensive loss, net of tax	—	—	—	—	(20)	—	(20)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2022	107	$—	$1,338	$(463)	$(334)	$5	$546

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2021	107	$—	$1,330	$(383)	$(329)	$6	$624
Net loss	—	—	—	(21)	—	1	(20)
Other comprehensive loss, net of tax	—	—	—	—	(7)	—	(7)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2021	107	$—	$1,331	$(404)	$(336)	$6	$597

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
(Dollars in millions)	2022	2021
Operating Activities:
Net loss	$(2)	$(20)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	31	31
Deferred income taxes	(3)	2
Noncash restructuring and impairment charges	2	—
Noncash (gain) loss on foreign currency transactions	(2)	3
Other, net	1	1
Changes in operating assets and liabilities:
Accounts receivable	(122)	(50)
Inventories	(1)	(7)
Prepaid expenses	(4)	5
Other current assets	(1)	2
Other noncurrent assets	(2)	(20)
Accounts payable	36	47
Accrued liabilities	(18)	(16)
Other noncurrent liabilities	(1)	7
Net cash used in operating activities	(86)	(15)
Investing Activities:
Capital expenditures	(17)	(12)
Cash received from unconsolidated affiliates	17	9
Investment in unconsolidated affiliates	(21)	(12)
Net cash used in investing activities	(21)	(15)
Financing Activities:
Repayment of third-party debt	(1)	(1)
Dividends paid to noncontrolling interests	(1)	(1)
Other financing activities	(1)	—
Net cash used in financing activities	(3)	(2)
Effect of exchange rate changes on cash	—	(1)
Net change in cash and cash equivalents	(110)	(33)
Cash and cash equivalents at beginning of period	156	220
Cash and cash equivalents at end of period	$46	$187

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$25	$28
Cash paid for income taxes	1	—
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of March 31, 2022 and 2021, respectively.	$22	$20

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business, Basis of Presentation, and Recent Developments

Description of Business

Venator became an independent publicly traded company following our IPO and separation from Huntsman Corporation in August 2017. Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment primarily manufactures and sells TiO2, and operates seven TiO2 manufacturing facilities across the globe. The Performance Additives segment manufactures and sells functional additives, color pigments, and timber treatment chemicals. This segment operates 13 manufacturing and processing facilities globally.

Basis of Presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP") and in management’s opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive loss, financial condition and cash flows for the periods presented. Results for interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 for our Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the notes to the unaudited condensed consolidated financial statements, all dollar and share amounts in tabulations, except per share amounts, are in millions unless otherwise indicated.

COVID-19 and Global Economic Conditions

During 2020 and 2021, our business and operating results were impacted by the COVID-19 pandemic. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products during 2020 which continued through the first half of 2021. While all of our businesses have subsequently returned to pre-pandemic levels of demand, we continue to experience impacts on supply chains, particularly in the APAC region, where new lockdowns have recently been implemented. We have also experienced increases in costs of energy, raw materials and shipping across our businesses, partly as a result of these supply chain impacts and other global inflationary factors. We expect supply chain challenges and cost inflation to continue in the near term and we continue to proactively manage our supplier network by maintaining close contact with existing suppliers and seeking alternative supply arrangements. The duration and extent to which continued impacts from the COVID-19 pandemic, including supply chain issues and the current inflationary environment, will impact our businesses and financial results in future periods remains uncertain and will depend on a variety of other factors beyond our control. Any potential resurgence of COVID-19, including from new or existing variants, and the responses of governments to such resurgences could significantly impact demand, supply chains, and the broader global economy.

Note 2. Recently Issued Accounting Pronouncements

Accounting Pronouncements Pending Adoption in Future Periods

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848). The amendments in this ASU temporarily simplify the accounting for contract modifications, including hedging relationships, due to the transition from London Interbank Offering Rate ("LIBOR") and other interbank offered rates to alternative reference interest rates. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which provided clarifying guidance to ASU 2020-04. Under ASU No. 2021-01, entities can elect not to remeasure contracts at the modification date or reassess a previous accounting determination if certain conditions are met. Additionally, entities can elect to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain conditions are met. These ASUs were effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. Currently our Senior Credit Facilities and cross currency swaps reference LIBOR-based rates. Our Credit Facilities either contain, or will contain, provisions specifying alternative interest rate calculations to be employed when LIBOR ceases to be available as a benchmark. We have adhered to the ISDA 2020 IBOR Fallbacks Protocol, which will govern our derivatives upon the final cessation of USD LIBOR. We do not expect a significant impact to our operating results, financial position or cash flows from the transition from LIBOR to alternative reference interest rates, but we will continue to monitor the impact of this transition until it is completed.

Note 3. Revenue

We generate substantially all of our revenues through sales of inventory in the open market and via long-term supply agreements. At contract inception, we assess the goods promised in our contracts and identify a performance obligation for each promise to transfer to the customer a distinct good. In substantially all cases, a contract has a single performance obligation to deliver a promised good to the customer. Revenue is recognized when the performance obligations under the terms of our contracts are satisfied. Generally, this occurs at the time of shipping, at which point the control of the goods transfers to the customer. Further, in determining whether control has transferred, we consider if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferred goods. Sales, value added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. We have elected to account for all shipping and handling activities as fulfillment costs. We recognize these costs for shipping and handling when control over products have transferred to the customer as an expense in cost of goods sold. We have also elected to expense commissions when incurred as the amortization period of the commission asset that we would have otherwise recognized is less than one year.

The following table disaggregates our revenues by major geographical region for the three months ended March 31, 2022 and 2021:

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$264	$57	$321	$214	$54	$268
North America	96	66	162	74	49	123
Asia	103	21	124	83	24	107
Other	47	5	52	43	12	55
Total Revenues	$510	$149	$659	$414	$139	$553

The following table disaggregates our revenues by major product line for the three months ended March 31, 2022 and 2021:

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$510	$—	$510	$414	$—	$414
Color Pigments	—	80	80	—	67	$67
Functional Additives	—	38	38	—	35	$35
Timber Treatment	—	31	31	—	31	$31
Water Treatment [1]	—	—	—	—	6	6
Total Revenues	$510	$149	$659	$414	$139	$553
1 Water treatment business was sold in May 2021.

The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return products that have been damaged, do not satisfy their specifications, or for other specific reasons. Payment terms on product sales to our customers typically range from 30 days to 90 days. Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year. Discounts are allowed for some customers for early payment or if certain volume commitments are met. As our standard payment terms are less than one year, we have elected to not assess whether a contract has a significant financing component. In order to estimate the applicable variable consideration at the time of revenue recognition, we use historical and current trend information to estimate the amount of discounts, rebates, or returns to which customers are likely to be entitled. Historically, actual discount or rebate adjustments relative to those estimated and accrued at the point of which revenue is recognized have not materially differed.

Note 4. Inventories

Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at March 31, 2022 and December 31, 2021 consisted of the following:

	March 31, 2022	December 31, 2021
Raw materials and supplies	$176	$185
Work in process	58	51
Finished goods	239	242
Total	$473	$478

Note 5. Variable Interest Entities

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

•Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

•Viance, LLC ("Viance") is our 50%-owned joint venture with International Flavors & Fragrances Inc. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities at March 31, 2022, the joint ventures’ assets, liabilities and results of operations are included in Venator’s unaudited condensed consolidated financial statements.

The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended March 31,
	2022	2021
Revenues	$26	$25
Income before income taxes	3	2
Net cash provided by operating activities	4	4

Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs

Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In December 2020, we implemented a plan to decommission certain existing equipment in a section of our Duisburg, Germany titanium dioxide manufacturing site. As part of the program, we recorded a restructuring expense of nil and $11 million for the three months ended March 31, 2022 and 2021, respectively, all of which is related to employee benefits. We expect to incur additional cash charges of approximately $4 million through the end of 2023, all of which relates to employee costs. We expect $3 million of these future costs will relate to the Titanium Dioxide segment and $1 million will relate to the Performance Additives segment.

Titanium Dioxide Segment

In March 2017, we implemented a plan to close the white-end finishing and packaging operation of our titanium dioxide manufacturing facility at our Calais, France site. The announced plan followed the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $1 million for the three months ended March 31, 2022 and 2021, each, all of which related to plant shutdown costs. We expect to incur additional cash plant shutdown costs for our Calais, France facility of approximately $10 million through 2023.

In September 2018, we implemented a plan to close our Pori, Finland titanium dioxide manufacturing facility. We recorded $9 million of restructuring and plant closing costs for the three months ended March 31, 2022, of which approximately $5 million was restructuring expense related to the plan and $4 million was non-restructuring plant shutdown expenses. Restructuring expense for the three months ended March 31, 2022 was comprised of $3 million related to cash plant shutdown costs and $2 million related to accelerated depreciation.

We recorded restructuring expense related to our Pori, Finland manufacturing facility of $2 million for the three months ended March 31, 2021, of which $1 million related to other employee costs and $1 million related to plant shutdown costs. This restructuring expense consists of $2 million of cash expense.

We expect to incur additional charges related to our Pori facility of approximately $34 million through the end of 2024, of which $1 million relates to accelerated depreciation, $28 million relates to plant shut down costs, $3 million relates to other employee costs and $2 million relates to the write off of other assets. Future charges consist of $3 million of noncash costs and $31 million of cash costs.

Accrued Restructuring Costs

As of March 31, 2022 and December 31, 2021, current and non-current accrued restructuring costs by type of cost and year of initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2)
Accrued restructuring costs as of December 31, 2021	$22	$—	$22
2022 charges for 2018 and prior initiatives	—	3	3
2022 charges for 2019 initiatives	2	—	2
2022 payments for 2018 and prior initiatives	—	(3)	(3)
2022 payments for 2019 initiatives	(1)	—	(1)
2022 payments for 2020 initiatives	(9)	—	(9)
Foreign currency effect on liability balance	(1)	—	(1)
Accrued restructuring costs as of March 31, 2022	$13	$—	$13

(1)The total workforce reduction reserves of $13 million relate to the termination of 124 positions, of which no positions have been terminated but require future payment as of March 31, 2022.
(2)Accrued liabilities remaining at March 31, 2022 and December 31, 2021 by year of initiatives were as follows:

	March 31, 2022	December 31, 2021
2019 initiatives and prior	$8	$8
2020 initiatives	5	14
Total	$13	$22

Details with respect to our reserves for restructuring are provided below by segment and initiative:

	Titanium Dioxide	Performance Additives	Total
Accrued restructuring costs as of December 31, 2021	$21	$1	$22
2022 charges for 2018 and prior initiatives	3	—	3
2022 charges for 2019 initiatives	—	2	2
2022 payments for 2018 and prior initiatives	(3)	—	(3)
2022 payments for 2019 initiatives	—	(1)	(1)
2022 payments for 2020 initiatives	(9)	—	(9)
Foreign currency effect on liability balance	—	(1)	(1)
Accrued restructuring costs as of March 31, 2022	$12	$1	$13
Current portion of restructuring reserves	$6	$1	$7
Long-term portion of restructuring reserves	$6	$—	$6

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to restructuring, impairment and plant closing and transition costs for the three months ended March 31, 2022 and 2021 are provided below:

	Three months ended March 31,
	2022	2021
Cash charges	$5	$14
Accelerated depreciation	2	—
Other plant closure costs	4	—
Total Restructuring, Impairment and Plant Closing and Transition Costs	$11	$14

Note 7. Debt

Outstanding debt, excluding finance leases and remaining unamortized discount and issuance costs of $13 million and $14 million as of March 31, 2022 and December 31, 2021, respectively, consisted of the following:

	March 31, 2022	December 31, 2021
Term Loan Facility due August 2024	$355	$356
Senior Secured Notes due July 2025	218	217
Senior Unsecured Notes due July 2025	372	372
Other	1	1
Total debt	946	946
Less: short-term debt and current portion of long-term debt	4	4
Long-term debt	$942	$942

The estimated fair value of the Term Loan Facility was $343 million and $359 million as of March 31, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Secured Notes was $237 million and $247 million as of March 31, 2022 and December 31, 2021, respectively. The estimated fair value of the Senior Unsecured Notes was $302 million and $362 million as of March 31, 2022 and December 31, 2021, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal outstanding under our ABL Facility was nil as of March 31, 2022 and December 31, 2021, each.

Senior Credit Facilities

Our Senior Credit Facilities provide for first lien senior secured financing of up to $705 million, consisting of:

•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity of seven years; and
•the ABL Facility in an aggregate principal amount of up to $330 million, with a maturity of October 15, 2026, or if earlier, 91 days prior to maturity of any indebtedness in an amount in excess of $75 million .

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility and is paid quarterly.

Availability to borrow the $330 million of commitments under the ABL Facility is subject to a borrowing base calculation comprised of accounts receivable and inventory in U.S., Canada, the U.K., and Germany and accounts receivable in France and Spain, that fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might incrementally increase or decrease borrowing availability. As a result, the aggregate amount available for extensions of credit under the ABL Facility at any time is the lesser of $330 million and the borrowing base calculated according to the formula described above minus the aggregate amount of extensions of credit outstanding under the ABL Facility at such time.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than a specified threshold. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.

Senior Secured Notes

On May 22, 2020, we completed an offering of $225 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due on July 1, 2025 at 98% of their face value. The Senior Secured Notes are obligations of our wholly owned subsidiaries, Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and bear interest of 9.5% per year payable semi-annually in arrears. The Senior Secured Notes are guaranteed on a senior secured basis by Venator and each of Venator's restricted subsidiaries (other than the Issuers and certain other excluded subsidiaries) that is a guarantor under Venator's Term Loan Facility and ABL Facility. The Senior Secured Notes are secured on a first-priority basis by liens on all of the assets that secure the Term Loan Facility on a first-priority basis and are secured on a second-priority basis in all inventory, accounts receivable, deposit accounts, securities accounts, certain related assets and other current assets that secure the ABL Facility on a first-priority basis and the Term Loan Facility on a second-priority basis, in each case, other than certain excluded assets. The Senior Secured Notes contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. Upon the occurrence of certain change of control events, holders of the Venator Senior Secured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Secured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Unsecured Notes

Our Senior Unsecured Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator’s subsidiaries. The indenture related to the Senior Unsecured Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, or sell or transfer all or substantially all of its properties and assets. The Senior Unsecured Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Senior Unsecured Notes will be redeemable in whole or in part at any time at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Venator Senior Unsecured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Unsecured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees

All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

Letters of Credit
As of March 31, 2022 we had $94 million of issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $36 million were issued by various banks on an unsecured basis with the remaining $58 million issued from our secured ABL Facility.

Note 8. Derivative Instruments and Hedging Activities

To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In August 2019, we entered into three cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% is payable. The cross-currency swaps have been designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows. The cross-currency swaps are set to mature in July 2024, which is the best estimate of the repayment date on the intercompany loan.

We formally assessed the hedging relationship at the inception of the hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting cash flows of the hedged item and we will continue to assess the relationship on an ongoing basis. We use the hypothetical derivative method in conjunction with regression analysis to measure effectiveness of our cross-currency swap agreement.

The changes in the fair value of the swaps are deferred in other comprehensive loss and subsequently recognized in Other income in the unaudited condensed consolidated statements of operations when the hedged item impacts earnings. Cash flows related to our cross-currency swap that relate to our periodic interest settlement will be classified as operating activities and the cash flows that relate to principal balances will be designated as financing activities. The fair value of these hedges were liabilities of nil and $1 million at March 31, 2022 and December 31, 2021, respectively, and are recorded as other noncurrent liabilities on our unaudited condensed consolidated balance sheets. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swap has been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

For the three months ended March 31, 2022 and 2021, the change in accumulated other comprehensive loss associated with these cash flow hedging activities was a gain of nil and $6 million, respectively. As of March 31, 2022, accumulated other comprehensive loss of nil is expected to be reclassified to earnings during the next twelve months. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions.
We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We continually monitor our position and the credit rating of our counterparties, and we do not anticipate nonperformance by the counterparties.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we enter into currency forward contracts to offset the risks associated with foreign currency exposure. At March 31, 2022 and December 31, 2021, we had $70 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 9. Income Taxes

Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We recorded income tax expense of nil and $5 million for the three months ended March 31, 2022 and 2021, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased.

Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. For the year ended December 31, 2019, we estimated that the aggregate future payments required by this provision were expected to be approximately $30 million and we recognized a noncurrent liability for this amount as of December 31, 2019. Due to a decrease in the expectation of future payments as a result of the Internal Revenue Code Section 382 change of control limitation, resulting from SK Capital's acquisition of Venator shares during 2020, our total liability as of March 31, 2022 and December 31, 2021 was $21 million. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Note 10. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted earnings per share are determined using the following information:

	Three months ended March 31,
	2022	2021
Numerator:
Basic and diluted loss from continuing operations:
Net loss attributable to Venator Materials PLC ordinary shareholders	$(3)	$(21)
Denominator:
Weighted average shares outstanding	107.6	107.1
Potential dilutive impact of share-based awards(1)	0.1	0.6

(1) The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the three months ended March 31, 2022 and 2021 because there is an anti-dilutive effect as we are in net loss positions.

For the three months ended March 31, 2022, the number of anti-dilutive employee share-based awards excluded from the computation of diluted earnings per share was 4 million. For the three months ended March 31, 2021, the number of anti-dilutive employee share-based awards excluded from the computation of dilutive earnings per share was 1 million.

Note 11. Commitments and Contingencies

Legal Proceedings
Overview
We accrue liabilities related to legal matters when they are either known or considered probable and can be reasonably estimated. Legal matters are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. Some of these uncertainties include the stage of litigation, available facts, uncertainty as to the outcome of any legal proceedings or settlement discussions, and any novel legal issues presented.
In addition to the matters discussed below, we are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these unaudited condensed consolidated financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.
Shareholder Litigation
On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleged that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re: Venator Materials PLC Securities Litigation. In the first quarter of 2022, Venator, Huntsman and other defendants settled these state court cases with the plaintiffs for an amount not material to Venator’s financial statements.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which claims plaintiffs did replead. The Company has entered into definitive documentation with the plaintiffs to settle this matter, which is subject to court approval. All of the Company’s payment obligations under the proposed settlement as currently structured will be covered by insurance, except for an amount not material to Venator's financial statements.
Tronox Litigation
On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed.
On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April 18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court and pursuant to which Tronox agreed to pay Venator $85 million, which payment was made on April 25, 2022.
Neste Engineering Services Matter
We are party to an arbitration proceeding initiated by Neste Engineering Services Oy (“NES”) on December 19, 2018 for payment of invoices allegedly due of approximately €14 million, or $17 million at March 31, 2022, in connection with the delivery of services by NES to the Company in respect of the Pori site rebuild project. While we have fully accrued for the value of these invoices, we are contesting their validity and filed counterclaims against NES on March 8, 2019. In the arbitration proceeding, our defense and counterclaim were filed on April 17, 2020. NES filed its reply and defense to counterclaim on September 18, 2020. Venator filed its rejoinder on December 20, 2020 and NES filed its rejoinder to reply to defense and counterclaim on February 19, 2021. A hearing during which the arbitration panel will hear the parties’ respective fact witnesses and arguments is scheduled for July 2022.
Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) has issued two duplicate title perception demands against us requiring repayment of €12 million, or $14 million at March 31, 2022. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. The second demand remains suspended, but in dispute. The parties have lodged various arguments and responses regarding the second demand with the court. The court hearing for this matter has been scheduled for the second quarter of 2022. While we believe we will prevail on adjudication of these matters, we are unable to determine the likelihood of an unfavorable outcome and we have not made any accrual with regard to this matter.
Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in the reclamation of a nearby former quarry owned and operated by third parties. Our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. Additionally, we expect there will no longer be capacity for gypsum at the quarry under existing required governmental approvals beyond the second quarter of 2022, subject to a partial reduction of production, which would slow the volume of gypsum sent to the quarry.
In the second quarter of 2021, we requested government approval for a project for the use of gypsum in a specified on-site area on our Scarlino site in an amount that would be sufficient to operate the facility for another approximately twelve months from the date of approval at current operating rates. In the fourth quarter of 2021, we received a notice of a negative opinion from relevant authorities in relation to that project. Subsequently, we engaged with those authorities to determine appropriate revisions to the project. We submitted a revised request for government approval in the first quarter of 2022, regarding which we received notice that a preliminary (or screening) environmental impact assessment will be required, and we await a further determination by authorities. During the first half of 2022, we intend to apply for approval for a second-phase project to use gypsum in an adjacent on-site area which would provide additional capacity sufficient to operate the site for a further additional year. As government authorities have not yet approved the proposals for additional capacity at the on-site area, we have suspended TiO2 production from one of the three calciners at the facility to reduce the rate at which the remaining capacity at the quarry is consumed. If necessary, we may further reduce production and/or stop production at the facility until such time as approvals are received or an alternative solution for gypsum becomes available. We continue to pursue longer term options, including off-site landfill capacity, reducing the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

Note 12. Environmental, Health and Safety Matters

Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the three months ended March 31, 2022 and 2021, our capital expenditures for EHS matters totaled $2 million, each. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws. A number of our EHS capital expenditures will be subject to extended timelines as a result of the COVID-19 pandemic. Changes to timelines may be related to regulatory orders or guidelines that cause suppliers or contractors to cease or slow down operational activities, including as a result of changes to social distancing rules, among other factors. The impacts may vary significantly between different jurisdictions.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of March 31, 2022 and December 31, 2021, we had environmental reserves of $6 million and $10 million, respectively.
Environmental Matters
We have incurred, and we may in the future incur, liabilities to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.
In the EU, the Environmental Liability Directive (Directive 2004/35/EC) has established a framework based on the "polluter pays" principle for the prevention and remediation of environmental damage, which establishes measures to prevent and remedy environmental damage. The directive defines "environmental damage" as damage to protected species and natural habitats, damage to water and damage to soil. Operators carrying out dangerous activities listed in the Directive are strictly liable for remediation, even if they are not at fault or negligent.
Under EU Directive 2010/75/EU on industrial emissions, permitted facility operators may be liable for significant pollution of soil and groundwater over the lifetime of the activity concerned. We are in the process of plant closures at facilities in the EU and liability to investigate and clean up waste or contamination may arise during the surrender of operators' permits at these locations under the directive and associated legislation such as the Water Framework Directive (Directive 2000/60/EC) and the Groundwater Directive (Directive 2006/118/EC). In March 2022, the EU issued a proposed regulation for the revision of the industrial emissions directive that may require changes to emissions abatement systems at some of our EU based facilities. If implemented, the directive is not expected to come into force until 2024 at the earliest.

Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities.
Recent developments in climate change related policy and regulations include the Green Deal in the EU; mandatory TCFD disclosures in the U.K. and the U.K. commitment to becoming carbon neutral by 2050. Other nations have made or indicated a desire to make similar policy changes and commitments, including the Corporate Governance Improvement and Investor Protection Act in the U.S. These changes could affect us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of GHG allowances. We are currently monitoring these developments closely while investigating appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements, including TCFD. We expect that our facilities will be subject to additional regulation related to climate change and climate change itself may also have some impact on our operations. However, these impacts are currently uncertain and we cannot predict the nature and scope of these impacts.
Scarlino Investigation
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum as a by-product of its manufacturing process, which is currently used in the reclamation of a nearby former quarry owned and operated by third parties. On September 29, 2021, Italian police arrived at our Scarlino site to conduct a search at the site and to take certain samples at the site and at the former quarry, under an order from the Public Prosecutor’s Office indicating that our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the disposal of gypsum at the quarry. The authorities continue to investigate the matter.
Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million at March 31, 2022 for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our unaudited condensed consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. We have reserves of $2 million at March 31, 2022 related to decontamination of structures on the site. We have not otherwise set environmental reserves for this remediation obligation as the risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated. However, these costs could be material to our consolidated financial statements.
Duisburg Remediation
We are engaged in the assessment of metals in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility and are carrying out a risk assessment of the status of the groundwater body. We have reserves of $1 million at March 31, 2022 for investigation into environmental contamination. Any remediation of the plume has not been demonstrated to be required and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our consolidated financial statements.

Note 13. Other Comprehensive Loss

Other comprehensive (loss) income consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments net of tax(b)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2022	$(56)	$(253)	$(5)	$—	$(314)	$—	$(314)
Other comprehensive (loss) income before reclassifications, gross	(23)	—	2	—	(21)	—	(21)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	1	—	—	1	—	1
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(23)	1	2	—	(20)	—	(20)
Ending balance, March 31, 2022	$(79)	$(252)	$(3)	$—	$(334)	$—	$(334)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments net of tax(e)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2021	$(19)	$(306)	$(5)	$1	$(329)	$—	$(329)
Other comprehensive income (loss) before reclassifications, gross	(17)	1	—	6	(10)	—	(10)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	3	—	—	3	—	3
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive income (loss)	(17)	4	—	6	(7)	—	(7)
Ending balance, March 31, 2021	$(36)	$(302)	$(5)	$7	$(336)	$—	$(336)

(a)Amounts are net of tax of nil as of March 31, 2022 and January 1, 2022, each.
(b)Amounts are net of tax of $50 million as of March 31, 2022 and January 1, 2022, each.
(c)See table below for details about the amounts reclassified from accumulated other comprehensive loss.
(d)Amounts are net of tax of nil as of March 31, 2021 and January 1, 2021, each.
(e)Amounts are net of tax of $50 million as of March 31, 2021 and January 1, 2021, each.

	Three months ended March 31,		Affected line item in the statement where net income is presented
	2022	2021
Details about Other Comprehensive Loss Components(a):
Amortization of pension and other postretirement benefits:
Actuarial loss	$1	$3	Other income
Prior service credit	—	—	Other income
Total before tax	1	3
Income tax expense	—	—	Income tax expense
Total reclassifications for the period, net of tax	$1	$3

(a)Pension and other postretirement benefit amounts in parentheses indicate credits on our unaudited condensed consolidated statements of operations.

Note 14. Operating Segment Information
We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, and timber treatment

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended March 31,
	2022	2021
Revenues:
Titanium Dioxide	$510	$414
Performance Additives	149	139
Total	$659	$553
Adjusted EBITDA(1)
Titanium Dioxide	$49	$40
Performance Additives	20	23
	69	63
Corporate and other	(12)	(14)
Total	57	49
Reconciliation of adjusted EBITDA to net loss:
Interest expense	(18)	(18)
Interest income	3	3
Income tax expense	—	(5)
Depreciation and amortization	(31)	(31)
Net income attributable to noncontrolling interests	1	1
Other adjustments:
Business acquisition and integration expenses	—	—
Gain (loss) on disposition of business/assets	1	—
Certain legal expenses/settlements	(2)	(1)
Amortization of pension and postretirement actuarial losses	—	(3)
Net plant incident costs	(2)	(1)
Restructuring, impairment and plant closing and transition costs	(11)	(14)
Net loss	$(2)	$(20)

(1)Adjusted EBITDA is defined as net income/loss of Venator before interest expense, interest income, income tax expense/benefit, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information under the heading "Note Regarding Forward-Looking Statements", "Part II. Item 1A. Risk Factors", as well as with our unaudited condensed consolidated financial statements and the related notes included in Item 1 hereto.

Executive Summary

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, and timber treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products.

Recent Developments

COVID-19 and Global Economic Conditions

During 2020 and 2021, our business and operating results were impacted by the COVID-19 pandemic. The measures implemented by governmental authorities around the world to contain the virus, including travel bans and restrictions, limits on gatherings, quarantines, shelter-in-place orders and business shutdowns, drove a decrease in demand for many of our products during 2020 which continued through the first half of 2021. While all of our businesses have subsequently returned to pre-pandemic levels of demand, we continue to experience impacts on supply chains, particularly in the APAC region, where new lockdowns have recently been implemented. We have also experienced increases in costs of energy, raw materials and shipping across our businesses, partly as a result of these supply chain impacts and other global inflationary factors. We expect supply chain challenges and cost inflation to continue in the near term and we continue to proactively manage our supplier network by maintaining close contact with existing suppliers and seeking alternative supply arrangements. The duration and extent to which continued impacts from the COVID-19 pandemic, including supply chain issues and the current inflationary environment, will impact our businesses and financial results in future periods remains uncertain and will depend on a variety of other factors beyond our control. Any potential resurgence of COVID-19, including from new or existing variants, and the responses of governments to such resurgences could significantly impact demand, supply chains, and the broader global economy.

Military Action in Ukraine

On February 24, 2022, Russian forces launched a significant military action against Ukraine which resulted in conflict and disruption in the region. Additionally, in response to this action, the United Kingdom, much of Europe and the United States have imposed numerous economic sanctions against Russia and related persons and entities. We suspended sales of products into Russia, which has not had a material impact on our financial statements. We do not have physical assets in Russia or Ukraine and we do not expect the conflict in Ukraine to have a direct material impact on our business. This event has exacerbated existing cost inflation and supply chain issues, most notably in Europe, where we have experienced increases in energy costs in the first quarter of 2022 and which we expect to continue in the near term. The impacts of this evolving situation and its effect on global economies in future periods are difficult to predict and depend on factors outside our control, including the extent of further military action by Russia, the potential escalation of the conflict and the impacts of these actions on demand, supply chains, and the global economy.

Scarlino Gypsum Developments

Our Scarlino, Italy TiO2 manufacturing facility, which has a nameplate capacity of 80,000 metric tons and represents approximately 13% of our global nameplate capacity, generates gypsum as a by-product of the manufacturing process, which has been landfilled on-site and also transported for use in the reclamation of a nearby former quarry owned and operated by third parties. Our Scarlino site and the quarry and their respective owner entities and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. Additionally, we expect there will no longer be capacity for gypsum at the quarry under existing required governmental approvals beyond the second quarter of 2022, subject to a partial reduction of production, which would slow the volume of gypsum sent to the quarry.
In the second quarter of 2021, we requested government approval for a project for the use of gypsum in a specified on-site area on our Scarlino site in an amount that would be sufficient to operate the facility for another approximately twelve months from the date of approval at current operating rates. In the fourth quarter of 2021, we received a notice of a negative opinion from relevant authorities in relation to that project. Subsequently, we engaged with those authorities to determine appropriate revisions to the project. We submitted a revised request for government approval in the first quarter of 2022, regarding which we received notice that a preliminary (or screening) environmental impact assessment will be required, and we await a further determination by authorities. During the first half of 2022, we intend to apply for approval for a second-phase project to use gypsum in an adjacent on-site area which would provide additional capacity sufficient to operate the site for a further additional year. As government authorities have not yet approved the proposals for additional capacity at the on-site area, we have suspended TiO2 production from one of the three calciners at the facility to reduce the rate at which the remaining capacity at the quarry is consumed. If necessary, we may further reduce production and/or stop production at the facility until such time as approvals are received or an alternative solution for gypsum becomes available. We continue to pursue longer term options, including off-site landfill capacity, reducing the volume of gypsum produced in our process and developing new business opportunities for the sale of gypsum for commercial use.

Recent Trends and Outlook

We expect the following in our Titanium Dioxide segment in the near term: (i) strong demand for our functional and specialty businesses limited by historically low inventory levels across our manufacturing network and the potential impact of a partial reduction in production at our Scarlino facility; (ii) continued challenges in our supply chain as we manage through an environment of constrained supply of ore feedstocks and other raw materials, and availability of shipping; and (iii) increased energy costs, including the cost of carbon emissions credits, raw material and shipping costs, which we expect to recover through increases in pricing.

We expect the following in our Performance Additives segment in the near term: (i) strong demand across all of our businesses with sequential increase in volumes across the segment during the second quarter of 2022 due to normal seasonal demand trends, limited by our ability to ship inventory to customers due to the availability of shipping; (ii) increased energy, shipping and logistics, and raw materials costs, which we expect to recover through increases in pricing; and (iii) product portfolio optimization including increased focus on differentiated product sales.
We expect total capital expenditures in 2022 to be approximately $85 million to $95 million.

We received $85 million from a legal settlement with Tronox on April 25, 2022.

Results of Operations

The following table sets forth our consolidated results of operations for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31,
(Dollars in millions)	2022	2021	% Change
Revenues	$659	$553	19%
Cost of goods sold	596	500	19%
Operating expenses(4)	42	44	(5%)
Restructuring, impairment and plant closing and transition costs	11	14	(21%)
Operating income (loss)	10	(5)	NM
Interest expense, net	(15)	(15)	—%
Other income	3	5	(40%)
Loss before income taxes	(2)	(15)	(87%)
Income tax expense	—	(5)	(100%)
Net loss	(2)	(20)	(90%)
Reconciliation of net loss to adjusted EBITDA:
Interest expense, net	15	15	—%
Income tax expense	—	5	(100%)
Depreciation and amortization	31	31	—%
Net income attributable to noncontrolling interests	(1)	(1)	—%
Other adjustments:
(Gain) loss on disposition of business/assets	(1)	—
Certain legal expenses/settlements	2	1
Amortization of pension and postretirement actuarial losses	—	3
Net plant incident costs	2	1
Restructuring, impairment and plant closing and transition costs	11	14
Adjusted EBITDA(1)	$57	$49

Net cash used in operating activities	(86)	(15)	473%
Net cash used in investing activities	(21)	(15)	40%
Net cash used in financing activities	(3)	(2)	50%
Capital expenditures	(17)	(12)	42%

	Three Months Ended	Three Months Ended
(Dollars in millions, except per share amounts)	March 31, 2022	March 31, 2021
Reconciliation of net loss to adjusted net loss attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(2)	$(20)
Net income attributable to noncontrolling interests	(1)	(1)
Other adjustments:
Gain on disposition of business/assets	(1)	—
Certain legal expenses/settlements	2	1
Amortization of pension and postretirement actuarial losses	—	3
Net plant incident costs	2	1
Restructuring, impairment and plant closing and transition costs	11	14
Income tax adjustments(3)	(5)	3
Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders(2)	$6	$1

Weighted-average shares - basic	107.6	107.1
Weighted-average shares - diluted(5)	107.7	107.7

Net loss attributable to Venator Materials PLC ordinary shareholders per share:
Basic	(0.03)	(0.20)
Diluted(5)	(0.03)	(0.20)

Other non-GAAP measures:
Adjusted net income (loss) per share(2):
Basic	0.06	0.01
Diluted	0.06	0.01
NM—Not meaningful
(1)Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using it to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

(2)Adjusted net income attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted net income (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)As presented within Item 2, operating expenses includes selling, general and administrative expenses and other operating expense (income), net.

(5)The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the three months ended March 31, 2022 and 2021, because there is an anti-dilutive effect as we are in a net loss position.

Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

For the three months ended March 31, 2022, net loss was $2 million on revenues of $659 million, compared with net loss of $20 million on revenues of $553 million for the same period in 2021. The favorable variance of $18 million was the result of the following items:

•Revenues for the three months ended March 31, 2022 increased by $106 million, or 19%, as compared with the same period in 2021. The increase was due to a $96 million increase in revenue in our Titanium Dioxide segment and a $10 million increase in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the three months ended March 31, 2022 decreased by $2 million, or 5%, as compared with the same period in 2021 primarily due to the favorable impact of foreign exchange rates partially offset by a $2 million increase in other operating expenses.

•Restructuring, impairment and plant closing and transition costs was $11 million for the three months ended March 31, 2022 compared to $14 million for the same period in 2021. For more information concerning restructuring and plant closing activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Our income tax expense for the three months ended March 31, 2022 was nil compared to $5 million for the same period in 2021. Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Three Months Ended		Percent Change Favorable (Unfavorable)
	March 31,
(Dollars in millions)	2022	2021
Revenues
Titanium Dioxide	$510	$414	23%
Performance Additives(3)	149	139	7%
Total	$659	$553	19%
Adjusted EBITDA
Titanium Dioxide	$49	$40	23%
Performance Additives	20	23	(13%)
	69	63	10%
Corporate and other	(12)	(14)	14%
Total	$57	$49	16%

	Three Months Ended March 31, 2022 vs. 2021
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)	Divestitures (3)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	29%	(6%)	1%	(1%)	—%
Performance Additives	20%	(4%)	1%	(5%)	(5)%

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.
(3)Our water treatment business was disposed of in the second quarter of 2021.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $510 million for the three months ended March 31, 2022, an increase of $96 million, or 23%, compared to the same period in 2021. The increase was primarily due to a 29% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping, and a 1% favorable impact of mix and other, partially offset by a 6% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar, and a 1% decrease in sales volumes compared to the same period in the prior year.

Adjusted EBITDA for the Titanium Dioxide segment was $49 million for the three months ended March 31, 2022, an increase of $9 million, or 23%, compared to the same period in 2021. The increase was primarily attributable to the increase in average selling price outpacing our increase in costs of raw materials, energy, and shipping.

Performance Additives

The Performance Additives segment generated revenues of $149 million for the three months ended March 31, 2022, an increase of $10 million, or 7%, compared to the same period in 2021. The increase primarily resulted from a 20% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping, and a 1% increase in mix and other, partially offset by a 5% decrease in sales volumes, primarily driven by decreases in volumes in our functional additives and timber treatment businesses, and a 4% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 5% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $6 million of revenue in the first quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $20 million for the three months ended March 31, 2022, a decrease of $3 million, or 13% compared to the same period in 2021. The decrease in adjusted EBITDA was primarily related to higher raw materials, energy and shipping costs, partially in excess of our increases in average selling price.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $12 million in the three months ended March 31, 2022 or $2 million lower than the same period in 2021. The decrease was primarily as a result of a reduction in general and administrative expense and the favorable impact of foreign exchange rates.

Liquidity and Capital Resources

We had cash and cash equivalents of $46 million and $156 million as of March 31, 2022 and December 31, 2021, respectively. We have an ABL Facility with an available aggregate principal amount of up to $330 million. Availability to borrow under the ABL Facility is subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. Thus, the base calculation may fluctuate from time to time and may be further impacted by the lenders’ discretionary ability to impose reserves and availability blocks that might otherwise incrementally increase or decrease borrowing availability. The borrowing base calculation as of March 31, 2022 is approximately $261 million, of which $238 million is available to be drawn as a result of approximately $23 million of letters of credit issued and outstanding as well as a portion of the borrowing base reserved for $45 million of letters of credit available to be issued by one of our lenders, of which approximately $37 million has been utilized at March 31, 2022.

Our financing arrangements also include borrowings of $375 million under the Term Loan Facility, $225 million of Senior Secured Notes, and $375 million of Senior Unsecured Notes, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers"). We have a related-party note payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation of which $21 million has been presented as noncurrent payable to affiliate on our unaudited condensed consolidated balance sheet as of March 31, 2022.

Items Impacting Short-Term and Long-Term Liquidity
Our liquidity can be significantly impacted by various factors in addition to those described below. The following matters had, or are expected to have, a significant impact on our liquidity:

•Net cash outflows for accounts receivable, inventory and accounts payable, as reflected in our unaudited condensed consolidated statements of cash flows were $87 million for the three months ended March 31, 2022, an increase of $77 million compared to the same period in the prior year. We expect our working capital to be a use of liquidity in 2022.

•We expect total capital expenditures in 2022 to be approximately $85 million to $95 million.

• During the three months ended March 31, 2022, we made contributions to our pension and postretirement benefit plans of $2 million. We expect to contribute an additional $7 million to our pension and postretirement benefit plans during the remainder of 2022.

•We are involved in a number of cost reduction programs for which we have established restructuring accruals. As of March 31, 2022, we had $13 million of accrued restructuring costs, of which $7 million is classified as current. We expect to pay approximately $27 million for restructuring through the remainder of 2022. For further discussion of these plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•We paid approximately $5 million for carbon emissions credits during the three-months ended March 31, 2022. We expect to pay an incremental $5 million to $10 million for carbon emissions credits in 2022 compared to 2021 as a result of lower free emissions allowances and higher prices for emissions credits in the EU and U.K. We expect the impact of carbon emissions on our liquidity beyond 2022 to be driven by market pricing for carbon emissions credits and continued reductions in free allowances from the EU and U.K.

•We are in the process of closing our Pori, Finland, TiO2 manufacturing facility and we have terminated production at the Pori site during the first quarter 2022. As a result of the closure, we anticipate future cash payments of approximately $72 million, of which $36 million is related to our Pori restructuring plan and $36 million relates to other Pori plant shutdown costs. We anticipate $23 million of these cash payments will be made during the remainder of 2022.

•We received $85 million from a legal settlement with Tronox on April 25, 2022. We intend to utilize a portion of these proceeds to reduce our debt.

•As we consider options for debt reduction, we are also actively considering refinancing portions of our existing debt structure.

We have $945 million in debt outstanding comprised of $355 million under our Term Loan Facility, $218 million under our 9.5% Senior Secured Notes due 2025 and $372 million under our 5.75% Senior Unsecured Notes due 2025. Through March 31, 2022, we are in compliance with all applicable financial covenants included in the terms of our Senior Credit Facility, Senior Secured Notes and Senior Unsecured Notes.

As of March 31, 2022 and December 31, 2021, we had $5 million each, classified as the current portion of debt.

As of March 31, 2022 and December 31, 2021, we had $17 million and $23 million, respectively, of cash and cash equivalents held outside of the U.K., U.S. and Europe, including our variable interest entities. As of March 31, 2022, our non-U.K. subsidiaries have no plan to distribute funds in a manner that would cause them to be subject to U.K., U.S., or other local country taxation.

Cash Flows for the Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

Net cash used in operating activities was $86 million for the three months ended March 31, 2022, compared to $15 million for the three months ended March 31, 2021. The unfavorable variance in net cash used in operating activities for the three months ended March 31, 2022 compared with the same period in 2021 was primarily attributable to a $81 million unfavorable variance in cash flows from changes in operating assets and liabilities partially offset by an $10 million increase in cash inflows from net income .

Net cash used in investing activities was $21 million for the three months ended March 31, 2022, compared to $15 million for the three months ended March 31, 2021. The increase in net cash used in investing activities was primarily attributable to an increase in capital expenditures of $5 million.

Net cash used in financing activities was $3 million for the three months ended March 31, 2022, compared to net cash used in financing activities of $2 million for the three months ended March 31, 2021. The unfavorable variance in net cash used in financing activities for the three months ended March 31, 2022 compared with the same period in 2021 was primarily attributable to other financing activities.

Changes in Financial Condition

The following information summarizes our current assets and liabilities as of March 31, 2022 and December 31, 2021:

(Dollars in millions)	March 31, 2022	December 31, 2021	Increase (Decrease)	Percent Change
Cash and cash equivalents	$46	$156	$(110)	(71%)
Accounts and notes receivable, net	456	363	93	26%
Accounts receivable from affiliates	33	8	25	313%
Inventories	473	478	(5)	(1%)
Prepaid expenses	27	23	4	17%
Other current assets	62	61	1	2%
Total current assets	$1,097	$1,089	$8	1%
Accounts payable	380	360	20	6%
Accounts payable to affiliates	21	17	4	24%
Accrued liabilities	106	125	(19)	(15%)
Current operating lease liability	6	6	—	—%
Current portion of debt	5	5	—	—%
Total current liabilities	$518	$513	$5	1%
Net current assets	$579	$576	$3	1%

Our net current assets increased by $3 million as a result of the net impact of the following significant changes:

•Cash and cash equivalents decreased by $110 million primarily due to $86 million of cash outflows due to operating activities, $21 million of cash outflows for investing activities, and outflows of $3 million for financing activities.
•Accounts receivable increased by $93 million, or 26%, from December 31, 2021 to March 31, 2022 as a result of sales in the first quarter of 2022 compared to the fourth quarter of 2021. In addition, there was a decrease of $7 million in VAT receivable due to collections related to the implementation of new VAT arrangements as a result of Brexit. We anticipate that a substantial portion of this VAT receivable will be collected by the end of 2022 now that the new VAT arrangements are in place.
•Accounts receivable from affiliates increase by $25 million from December 31, 2021 to March 31, 2022, as a result of the timing of the payments made for raw materials for the operations at our joint venture which have not yet been settled.
•Inventory decreased $5 million at March 31, 2022 as compared to the prior year-end which reflects a decrease in raw materials of $9 million driven by the timing of raw material shipments, partially offset by an increase in work-in-process as a result of maintenance at certain of our production facilities in the fourth quarter of 2021.
•Accounts payable increased by $20 million primarily as a result of the timing of payments and receipt of raw material shipments.
•Accrued liabilities decreased by $19 million primarily as a result of a decrease of accrued restructuring costs and of the timing of interest payments.

Financing Arrangements

For a discussion of financing arrangements see "Note 7. Debt" of the notes to unaudited condensed consolidated financial statements.

Restructuring, Impairment and Plant Closing and Transition Costs

For a discussion of our restructuring plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements.

Environmental, Health and Safety Matters

As noted in the 2021 Form 20-F, specifically within "Part I. Item 4. Business Overview—Environmental, Health and Safety Matters" and "Part I. Item 3D. Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see "Note 12. Environmental, Health and Safety Matters" of the notes to unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Recently Issued Accounting Pronouncements" of the notes to unaudited condensed consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements. There have been no changes to our critical accounting policies or estimates. See the Company’s critical accounting policies in "Part I. Item 5. Operating and Financial Review and Prospects and Liquidity and Capital Resources—Critical Accounting Estimates" in the 2021 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates, and commodity prices. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. We do not invest in derivative instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through the structure of our debt portfolio which includes a mix of fixed and floating rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest-bearing liabilities.

The carrying value of our floating rate debt is $355 million at March 31, 2022. A hypothetical 1% increase in interest rates on our floating rate debt as of March 31, 2022, would increase our interest expense by approximately $4 million on an annualized basis.

Foreign Exchange Rate Risk

We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At March 31, 2022 and December 31, 2021, we had $70 million and $68 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

In August 2019, we entered into three cross-currency swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €181 million on which a weighted average rate of 3.73% is payable. The cross-currency swaps have been designated as cash flow hedges of a fixed rate U.S. Dollar intercompany loan and the economic effect is to eliminate uncertainty on the U.S. Dollar cash flows. The cross-currency swaps are set to mature July 2024, which is the best estimate of the repayment date on the intercompany loan.

During 2022, the changes in accumulated other comprehensive loss associated with these cash flow hedging activities was a gain of nil.

Commodity Price Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We did not have any commodity derivative instruments in place as of March 31, 2022 and December 31, 2021.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Except as set forth below, there have been no material developments with respect to the legal proceedings referenced in "Part III. Item 18. Financial Statements, Note 22. Commitments and Contingencies—Legal Matters" of our Annual Report on Form 20-F for the year ended December 31, 2021.

Shareholder Litigation

On February 8, 2019 we, certain of our executive officers, Huntsman and certain banks who acted as underwriters in connection with our IPO and secondary offering were named as defendants in a proposed class action civil suit filed in the District Court for the State of Texas, Dallas County (the "Dallas District Court"), by an alleged purchaser of our ordinary shares in connection with our IPO on August 3, 2017 and our secondary offering on November 30, 2017. The plaintiff, Macomb County Employees’ Retirement System, alleged that inaccurate and misleading statements were made regarding the impact to our operations, and prospects for restoration thereof, resulting from the fire that occurred at our Pori, Finland manufacturing facility, among other allegations. Additional complaints making substantially the same allegations were filed in the Dallas District Court by the Firemen's Retirement System of St. Louis on March 4, 2019 and by Oscar Gonzalez on March 13, 2019, with the third case naming two of our directors as additional defendants. The cases filed in the Dallas District Court were consolidated into a single action, In re: Venator Materials PLC Securities Litigation. In the first quarter of 2022, Venator, Huntsman and other defendants settled these state court cases with the plaintiffs for an amount not material to Venator’s financial statements.
An additional case was filed on July 31, 2019, in the U.S. District Court for the Southern District of New York by the City of Miami General Employees' & Sanitation Employees' Retirement Trust, making substantially the same allegations, adding claims under sections 10(b) and 20(a) of the Exchange Act, and naming all of our directors as additional defendants. A case also was filed in the U.S. District Court for the Southern District of Texas by the Cambria County Employees Retirement System on September 13, 2019, making substantially the same allegations as those made by the plaintiff in the case pending in the Southern District of New York. On October 29, 2019, the U.S. District Court for the Southern District of New York entered an order transferring the case brought by the city of Miami General Employees' & Sanitation Employees' Retirement Trust to the U.S. District Court for the Southern District of Texas, where it was consolidated into a single action with the case brought by the Cambria County Employees' Retirement Trust and is now known as In re: Venator Materials PLC Securities Litigation. On January 17, 2020, plaintiffs in the consolidated federal action filed a consolidated class action complaint. On February 18, 2020, all defendants joined in a motion to dismiss the consolidated complaint, which plaintiffs opposed, and for which oral argument was heard on May 14, 2020. On July 7, 2021, the court issued a decision granting in part and denying in part defendants’ motion to dismiss the consolidated complaint for failure to state a claim under Federal Rule of Civil Procedure 12(b)(6). The court’s decision also indicated plaintiffs may seek leave to replead those claims that were dismissed by August 9, 2021, certain of which claims plaintiffs did replead. The Company has entered into definitive documentation with the plaintiffs to settle this matter, which is subject to court approval. All of the Company’s payment obligations under the proposed settlement as currently structured will be covered by insurance, except for an amount not material to Venator's financial statements.
Tronox Litigation

On April 26, 2019, we acquired intangible assets related to the European paper laminates product line from Tronox. A separate agreement with Tronox entered into on July 14, 2018 requires that Tronox promptly pay us a “break fee” of $75 million upon the consummation of Tronox’s merger with The National Titanium Dioxide Company Limited (“Cristal”) once the sale of the European paper laminates business to us was consummated, if the sale of Cristal’s Ashtabula manufacturing complex to us was not completed.

On May 14, 2019, we commenced a lawsuit in the Delaware Superior Court against Tronox arising from Tronox's breach of its obligation to pay the break fee. We sought a judgment for $75 million, plus pre- and post-judgment interest, and reasonable attorneys' fees and costs. On April 6, 2022, the Superior Court granted judgment as a matter of law in Venator’s favor for $75 million plus interest, and rejected Tronox’s counterclaim for damages. On April 18, 2022, we and Tronox entered into a settlement agreement and release pursuant to which each party agreed to settle and release its claims against the other party in the Delaware Superior Court in exchange for a payment of $85 million from Tronox to Venator, which payment was made on April 25, 2022.

ITEM 1A. RISK FACTORS

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in Part I, Item 3D. of the 2021 Form 20-F, under the heading “Risk Factors.” Any one or more of these risk factors could, in whole or in part, directly or indirectly, materially adversely impact the Company's business and stock price and cause the Company’s actual financial condition and operating results to vary materially from its past, or its anticipated future, financial condition and operating results.

ITEM 6. EXHIBITS

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Quarterly Report on Form 6-K.

Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Quarterly Report on Form 6-K, formatted in XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENATOR MATERIALS PLC (Registrant)

Date:	May 4, 2022	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer